#82-3167

TSX venture EXCHANGE

FORM 4B *(UPDATED)*
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private [redacted] omplete Parts I, and II of this Form. To obtain final Exchan ance for Expedited Private Placements, Issuers must also con licable) and Parts IV and V of this Form.

I. GENERAL

1. Re: *GOLCONDA RESOURCES LTD.* (the "Issuer").

   Trading Symbol: *GA*.

2. Date Price Reservation Form Filed: ______________________

   Date of News Release announcing Private Placement: *August 5, 2003.*

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No ✔
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ✔

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ✔ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: *$375,000*

5. Proposed use of proceeds: *$175,000: Reverse circulation drilling, South Monitor and Monitor Flats properties in Nevada; $50,000: airborne geophysical program, Saskatchewan property; $45,000: mapping and sampling ($20,000 in British Columbia and $25,000 in Ontario); $45,000: payment of outstanding bills; $40,000 corporate overhead; and $20,000: working capital-exploration.*

6. (a) Description of shares to be issued:

dlw 1/7

(i) Class: *Common Shares*

(ii) Number: *1,500,000.*

(iii) Price per security: *$0.25*

(b) Description of Warrants to be issued:

(i) Number of Warrants: *1,500,000.*

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: *1,500,000.*

(iii) Exercise price of Warrants: Year 1: *$0.35* Year 2: ______________

Tier 1 Only: Year 3:__________ Year 4____________ Year 5____________

(iv) Expiry date of Warrants: ____.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ____________________________.

(ii) Number of Listed Shares to be issued on conversion: ______________.

(iii) Expiry/Maturity date: ____.

(iv) Interest rate: ____.

(v) Conversion terms: ____.

(vi) Default provisions: ____.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: *3,000,000.*

7. Issued and outstanding Listed Shares at the date of the price reservation:

38,248,734 common shares

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will

become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Amasona AG P.O. Box F- 42571 Freeport / Bahamas		300,000 warrants 300,000	724,000	1.75%	
Ken Biggs 13708 – 82 Ave. NW Edmonton, AB T5R 3R4		40,000 warrants 40,000	164,500	0.40%	
Leone Biggs 13708 – 82 Ave. NW Edmonton, AB T5R 3R4		20,000 warrants 20,000	185,000	0.45%	
Cameron Conway 110 Harvest Oak Rise NE Calgary, AB T3K 4T9		40,000 warrants 40,000	80,000	0.19%	
Peter C. Du Bois 282 Edward Bentley Rd. Lawrence, NY 11559		200,000 warrants 200,000	400,000	0.97%	
Golden Equities Partnership 7850 Metro Parkway Minneapolis, MN 55425		100,000 warrants 100,000	200,000	0.48%	
Brian Huffman 165 East Chestermere Dr. Chestermere, AB T1X 1A1		40,000 warrants 40,000	150,000	0.36%	
Harry A. Johnson 6500 Barrie Road Minneapolis, MN 55435		200,000 warrants 200,000	400,000	0.97%	
Arthur B. Jones 1725 – 13th Avenue SW Calgary, AB T3C 0V1		100,000 warrants 100,000	600,000	1.45%	
Brian J. Knight 3516 Benton Rd. NW Calgary, AB T2L 1W8		10,000 warrants 10,000	155,000	0.37%	
Art Lauder 6808 - 22nd Avenue NW Edmonton, AB T6K 2H6		100,000 warrants 100,000	252,000	0.61%	
Guenter J. Liedtke 6611 Coach Ridge Rd. SW Calgary, AB T3H 1J6		150,000 warrants 150,000	1,016,551	2.46%	I
Kert Ness RR #1 STN Main Airdrie, AB T4B 2A3		50,000 warrants 50,000	170,000	0.41%	
Trudy Ness RR #1 STN Main Airdrie, AB T4B 2A3		50,000 warrants 50,000	100,000	0.24%	
Joe A. Roher RR #4 Site 6, Box 7 Innisfail, AB T4G 1P8		100,000 warrants 100,000	360,000	0.87%	
TOTAL		3,000,000	4,957,051	12%	

Convenience Features

DND	dial 401	
Cancel DND	dial 400	
Mute	Press mute key	
Background music (if equipped)	While on hook press hold key	
Alarm Clock, Appointment reminder	Press transfer 112 Dial alarm number Dial time you wish alarm to go off (HHMM) Dial 1 (for today only) or 2 (for daily occurance)	
Selecting Caller ID Display	dail TRANSFER 119 or press 2 for name first	. Dial 1 for number first

User Programming

Press Transfer key

100 then press extention number	Station Lock	0 unlocked 1 locked
101 then press extention number	Change user code	
102 then press extention number	Call Forward	
103 then press extention number	Set Answer Mode	
104 then press extention number	Station Name	
105 then press extention number	Station Speed Dial	
106 then press extention number	Station Speed Dial Name	
107 then press extention number	Key Extender	
108 then press extention number	Station Status	
109 then press extention number	Clock Display	
110 then press extention number	Key Set On/Off	
111 then press extention number	Key Set Ring Tone	
112 then press extention number	Alarm Reminder	
113 then press extention number	View Memo Number	
114 then press extention number	Off Hook Ring Volume	
115 then press extention number	Set Programme Message	
116 then press extention number	Alarm and Message	
117 then press extention number	Assign Background Music Vol	
118 then press extention number	Station Ring Volume	
119 then press extention number	Caller ID Display	

System Administator Codes

Press Transfer key - Then 200. Password "1234". Press 1 to enable. Transfer key Transfer Key

All of the above

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C). *2 completed Forms are attached.*

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement: *N/A*

____

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement: *N/A*

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:
____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ____.

(d) Securities ____.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ____________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

There are no other proposed Material Changes in the affairs of the Issuer.

One Page User Guide for Samsung DCS Compact

Outside Calls

To make out side calls	
Pick up handset	
Press Speaker Button	
To answer an incoming call	
If your set rings	Pick up handset or press ANS/RLS button
If your set does not ring	Press Flashing line button and pick up handset
Station call pick up	Dial 65 and the 3 digit ext number of the ringing phone

Internal Calls

Calling other stations	
If no appearance for the station on your set	Dial the 3 digit extension
If there is a DSS appearance on the set	Press the button
To call the operator	Dial "0"
To answer an internal call	
Press ANS/RLS button	
Pick up handset	

Call Processing

System Hold	
To put on hold - Press hold button once.	Key will flash green at your set and flash red on all others
To answer - press flashing button from any set	
Exclusive hold	
Press hold button twice	Your set will flash green and be solid red on all other stations
Remote Hold	Press transfer, 3 digit extension number, then hold button
Transferring Calls	
Screened Transfer (can announce caller first)	Press TRANSFER and then 3 digit extension number stay on the line. When party answers, announce call then hang up
Unscreened transfer	Press TRANSFER and then 3 digit extension number then hang up
Transfer to voicemail	
To transfer call directly to voicemail box	Press VT button and dial 3 digit extension number then hang up
Conference Calls	
3 party conference	While on conversation, press CONF key, get conference tone make another call to internal or external party, press CONF
4 party conference	continue from above, press CONF button dial next party, press CONF
5 party conference	continue from above, press CONF button dial next party, press CONF
To drop people from conference	press CONF, dial ext or line button. Press CONF to rejoin the conference
Forwarding	
To an external number	Press TRANSFER, then dial 6, then trunk group access code ,(80), the telephone number. Press TRANSFER to store
Speed Dialling	
Personal speed dial (00-49)	Press MEMORY button, dial the speed dial number
System Speed dial (500 - 999)	Press MEMORY button, dial the speed dial number
Programming personal speed dial numbers	Press TRANSFER then dial 105 Dial a speed dial number (00-49) Dial 9 Dial telephone number Press transfer to store
Last number redial	Press redial or dial 19
Paging	
Internal - all zones	Dial 55 + 0
External - all zones (If equipment is available)	Dial 55+*

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

Yes ☐ No ✔

If Yes, describe all relevant terms:

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?

   Yes ✔ No ☐

   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?

   Yes ✔ No ☐

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following: *N/A*

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.

   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – *Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: *August 21, 2003*

GOLCONDA RESOURCES LTD.

Guenter J. Liedtke
Name of Director and/or
Senior Officer

[signature]
Signature

President
Official Capacity

AUG 22 2003 09:44 FR TSX VENTURE EXCHANGE

TSX venture EXCHANGE

August 22, 2003

Noy Douangphrachanh
Analyst
Corporate Finance
300 Fifth Avenue S.W.
Calgary, AB, Canada T2P 3C4
T (403) 218-2803
F (403) 234-4212
noy@tsxventure.com

Guenter J. Liedtke, President
Golconda Resources Ltd.
Suite 620, 304 – 8th Ave. S.W
Calgary, AB T2P 1C2

Dear Mr. Liedtke,

RE: Golconda Resources Ltd. (the "Company") Submission #85867
Private Placement to raise up to $375,000

Golconda Resources Ltd. ("GA")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: August 22, 2003
Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced August 5, 2003:

Number of Shares:	1,500,000 shares
Purchase Price:	$0.25 per share
Warrants:	1,500,000 share purchase warrants to purchase 1,500,000 shares
Warrant Exercise Price:	$0.35 for a one year period
Number of Placees:	15 Placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Guenter J. Liedtke	Y	150,000 Units

Please be advised that the Exchange will require the Company to issue a closing press release by today August 22, 2003. The press release must disclose the expiry dates of the hold period(s) for the securities issued in the private placement, as well as any securities issued as bonuses, finder's fee or commissions in connection with the financing.

Please fax a copy of such press release to my direct fax number above.

Should you require any further information, please do not hesitate to contact the undersigned.

Yours truly,

Noy. Douangphrachanh
Analyst, Corporate Finance